

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Wang Dian
Chief Executive Officer
Hywin Holdings Ltd.
F3, Hywin Financial Centre
8 Yincheng Mid. Road
Pudong New District , Shanghai 200120
People's Republic of China

> **Re: Hywin Holdings Ltd.**
> **Form 20-F for Fiscal Year Ended June 30, 2022**
> **Filed October 12, 2022**
> **File No. 001-40238**

Dear Wang Dian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F filed October 12, 2022

Introduction, page 1

1. We note your response to our prior comment 1 and reissue in part. We note your response that in light of the revised definition of "China" and the "PRC," the Company will also revise "China" and the "PRC" to "mainland China" in future Form 20-F filings as necessary. In future filings, please revise your definition of "China" or the "PRC" to include Hong Kong and Macau. The definition may clarify that the only time that "China" or the "PRC" does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those regulations. Please also disclose in the definition section that the same legal and operational risks associated with

operations in China also apply to operations in Hong Kong. Please confirm your understanding and include your proposed language in your response letter.

Risk Factors, page 7

2.   We note your response to our prior comment 2 and reissue in part. Given the Chinese government's significant oversight and discretion over the conduct of your business, in future filings, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Please include your proposed disclosure in your response letter.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: LOK Wai